FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of August 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.           An announcement regarding power generation within China for the first half year of 2015 by Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on July 16, 2015; and

2.           An announcement regarding continuing connected transaction of the Registrant, made by the Registrant on July 31, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POWER GENERATION WITHIN CHINA INCREASES BY 5.32% FOR THE FIRST HALF YEAR OF 2015

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announces its power generation for the first half year of 2015.

According to the Company’s preliminary statistics, as of 30 June 2015, the Company’s total power generation by the power plants within China on consolidated basis amounted to 159.816 billion kWh, representing an increase of 5.32% over the same period last year. Total electricity sold by the Company amounted to 150.653 billion kWh, representing an increase of 4.95% over the same period last year.

The increase in power generation of the Company was mainly attributable to the acquisition of power plants from its parent company in 2014 and the generation units which have been recently put into operation.

The decrease in the power generation output of some power plants as compared to the same period of last year was attributable to the following major reasons: Firstly, in the first half of 2015, the economy in China continued to grow slowly. With the deepening of the country’s economic restructuring, the growth in power consumption nationwide had declined, and the power generation and the utilisation hour decreased. Secondly, the commencement of operation of a number of the ultra-high voltage west-to-east power transmission lines in China reduced the power generation market of thermal power generating units in the southeast coastal regions where a high proportion of thermal power generating units of the Company are located. Thirdly, since the summer this year, the temperature in the southern part of China remained low, and hence the cooling load decreased, the output in hydro-power generation increased and the output of thermal power generation decreased. Fourthly, the output from the thermal power generating units in Liaoning, Fujian and Zhejiang was affected by the commencement in the operation of large-scaled nuclear power plants in these provinces.

The power generation and electricity sold by each of the Company’s domestic power plants for the first half year of 2015 are listed below (in billion kWh):

Domestic Power Plant	Power generation for the first half year of 2015	Power generation for the first half year of 2014	Change	Electricity sold for the first half year of 2015	Electricity sold for the first half year of 2014	Change
Liaoning Province
Dalian	2.804	3.076	-8.83%	2.639	2.908	-9.26%
Dandong	1.485	1.574	-5.63%	1.414	1.499	-5.66%
Yingkou	3.404	3.745	-9.10%	3.172	3.501	-9.40%
Yingkou Co-generation	1.443	1.542	-6.41%	1.348	1.445	-6.70%
Wafangdian Wind Power	0.054	0.048	12.43%	0.053	0.047	13.66%
Suzihe Hydropower	0.015	0.015	-2.69%	0.014	0.015	-5.33%
Changtu Wind Power	0.111	0.043	157.79%	0.11	0.043	156.84%
Inner Mongolia
Huade Wind Power	0.112	0.114	-1.95%	0.111	0.113	-1.95%
Hebei Province
Shang’an	6.413	6.578	-2.50%	5.999	6.182	-2.96%
Kangbao Wind Power	0.046	0.042	8.35%	0.043	0.039	9.42%
Gansu Province
Pingliang	3.062	5.086	-39.80%	2.916	4.844	-39.79%
Jiuquan Wind Power	0.326	0.455	-28.26%	0.307	0.451	-31.93%
Anbei Third Wind Power	0.247	–	–	0.243	–	–
Beijing
Beijing Co-generation (Coal-fired)	1.928	2.460	-21.62%	1.685	2.174	-22.49%
Beijing Co-generation (Combined Cycle)	1.864	2.234	-16.55%	1.823	2.184	-16.52%

Domestic Power Plant	Power generation for the first half year of 2015	Power generation for the first half year of 2014	Change	Electricity sold for the first half year of 2015	Electricity sold for the first half year of 2014	Change
Tianjin
Yangliuqing Co-generation	2.970	3.305	-10.13%	2.770	3.068	-9.70%
Lingang Combined Cycle	0.635	–	–	0.619	–	–
Shanxi Province
Yushe	1.550	1.350	14.84%	1.433	1.248	14.80%
Zuoquan	3.118	3.222	-3.23%	2.930	3.030	-3.29%
Shandong Province
Dezhou	6.791	7.441	-8.74%	6.362	6.982	-8.87%
Jining	2.294	2.400	-4.43%	2.143	2.229	-3.85%
Xindian	1.507	1.582	-4.74%	1.408	1.480	-4.88%
Weihai	5.246	5.516	-4.89%	4.999	5.255	-4.86%
Rizhao Phase II	3.354	4.036	-16.61%	3.187	3.839	-16.99%
Zhanhua Co-generation	0.650	0.878	-25.98%	0.596	0.807	-26.19%
Henan Province
Qinbei	8.691	10.399	-16.42%	8.197	9.900	-17.20%
Luoyang Co-generation	0.431	–	–	0.231	–	–
Jiangsu Province
Nantong	3.456	3.568	-3.13%	3.299	3.399	-2.93%
Nanjing	1.481	1.565	-5.38%	1.402	1.483	-5.48%
Taicang	5.337	5.509	-3.12%	5.076	5.247	-3.25%
Huaiyin	3.268	3.173	3.00%	3.096	2.983	3.78%
Jinling (Combined Cycle)	0.973	1.151	-15.50%	0.950	1.125	-15.52%
Jinling (Coal-fired)	5.212	6.614	-21.20%	4.970	6.328	-21.46%
Jinling Combined Cycle Co-generation	0.711	0.708	0.36%	0.699	0.698	0.21%
Qidong Wind Power	0.177	0.194	-8.76%	0.174	0.191	-8.82%
Rudong Wind Power	0.051	0.061	-15.68%	0.050	0.059	-14.66%
*Suzhou Co-generation	0.392	0.392	0.10%	0.351	0.353	-0.45%

Domestic Power Plant	Power generation for the first half year of 2015	Power generation for the first half year of 2014	Change	Electricity sold for the first half year of 2015	Electricity sold for the first half year of 2014	Change
Shanghai
Shidongkou First	2.496	3.651	-31.64%	2.332	3.426	-31.93%
Shidongkou Second	3.115	3.089	0.84%	2.966	2.967	-0.02%
Shanghai Combined Cycle	1.093	1.209	-9.60%	1.068	1.182	-9.67%
Shidongkou Power	3.171	3.834	-17.29%	3.019	3.660	-17.51%
Chongqing
Luohuang	5.531	6.332	-12.65%	5.109	5.856	-12.76%
Liangjiang Combined cycle	0.315	–	–	0.306	–	–
Zhejiang Province
Yuhuan	10.015	11.973	-16.35%	9.584	11.447	-16.27%
Changxing	2.812	–	–	2.683	–	–
Tongxiang Combined Cycle	0.078	–	–	0.076	–	–
Si’an PV	0.004	–	–	0.004	–	–
Hubei Province
Enshi Maweigou Hydropower	0.028	0.022	28.75%	0.027	0.021	27.44%
*Wuhan	4.162	5.548	-24.99%	3.900	5.221	-25.30%
*Dalongtan Hydropower	0.050	0.041	20.06%	0.049	0.041	19.69%
*Jingmen Co-generation	0.743	–	–	0.706	–	–
*Yingcheng Co-generation	0.578	–	–	0.472	–	–
Hunan Porvince
Yueyang	4.129	4.103	0.63%	3.869	3.840	0.75%
Xiangqi Hydropower	0.153	0.185	-17.03%	0.151	0.182	-17.24%
Subaoding Wind Power	0.168	–	–	0.159	–	–

Domestic Power Plant	Power generation for the first half year of 2015	Power generation for the first half year of 2014	Change	Electricity sold for the first half year of 2015	Electricity sold for the first half year of 2014	Change
Jiangxi Province
Jinggangshan	4.747	4.195	13.17%	4.539	4.005	13.34%
Jianggongling Wind Power	0.046	–	–	0.045	–	–
*Ruijin	1.691	1.641	3.05%	1.605	1.554	3.24%
Anyuan	0.207	–	–	0.031	–	–
Anhui Province
*Chaohu Power	3.188	3.483	-8.45%	3.036	3.316	-8.44%
*Hualiangting Hydropower	0.075	0.031	141.93%	0.075	0.031	142.43%
Fujian Province
Fuzhou	6.024	6.724	-10.42%	5.728	6.398	-10.48%
Guangdong Province
Shantou Coal-fired	2.566	2.312	10.97%	2.439	2.186	11.59%
Haimen	4.875	8.126	-40.01%	4.649	7.790	-40.31%
Haimen Power	4.229	–	–	4.098	–	–
Yunnan Province
Diandong Energy	2.060	4.229	-51.30%	1.903	3.898	-51.18%
Yuwang Energy	1.142	2.071	-44.85%	1.051	1.900	-44.68%
Wenbishan Wind Power	0.078	–	–	0.075	–	–
Hainan Province
*Haikou	3.371	3.074	9.64%	3.100	2.820	9.92%
*Dongfang	5.008	5.217	-4.0%	4.722	4.922	-4.06%
*Nanshan Combined cycle	0.158	0.145	9.07%	0.153	0.140	9.02%
*Gezhen Hydropower	0.048	0.097	-50.41%	0.047	0.095	-50.81%
*Wenchang Wind Power	0.055	0.041	34.32%	0.054	0.040	34.75%
Total	159.816	151.739	5.32%	150.653	143.554	4.95%

Note:	The remarks * represented the power plants acquired from parent company in 2014 and the relevant figures (which have not been consolidated into the statistics for 2014) are for reference only.

The accumulated power generation of Tuas Power Limited in Singapore, which is wholly owned by the Company, accounted for a market share of 22.4% (first half of 2014: 21.6%) in Singapore in the first half year of 2015, representing an increase of 0.8 percentage point compared to the same period last year.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Zhang Shouwen
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue (Executive Director) Li Shiqi	Yue Heng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Geng Jianxin
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia (Executive Director) Mi Dabin	Xia Qing
(Non-executive Director)	(Independent Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
16 July 2015

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTION

On 30 July 2015, the Company and Huaneng Group entered into the Supplemental Agreement to the Huaneng Group Framework Agreement for a term commencing on 1 January 2015 and expiring on 31 December 2015. Pursuant to the Supplemental Agreement to the Huaneng Group Framework Agreement, Huaneng Group and its subsidiaries and associates shall use the power generation quota of the Company and its subsidiaries for substituted power generation. Such transactions constituted continuing connected transaction of the Company under the Hong Kong Listing Rules.

As the scale of the transaction does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the transaction contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement is subject to the reporting, annual review and announcement requirements under Rules 14A.55 to 14A.59, Rule 14A.71 and Rule 14A.35 of the Hong Kong Listing Rules but is exempt from the independent shareholders approval requirement.

RELATIONSHIP BETWEEN THE COMPANY AND HUANENG GROUP

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China. As at the date of this announcement, the controlled generation capacity is 80,128 MW and the equity based generation capacity is 71,828 MW.

Huaneng Group is principally engaged in the operation and management of enterprises investments; development,  investment,  construction,  operation  and  management  of  power;  organising  the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As at of the date of this announcement, HIPDC, being the direct controlling shareholder of the Company, holds 35.14% of the total equity interest in the Company, while Huaneng Group holds a 67.75% direct equity interest and a 5% indirect equity interest in HIPDC. In addition, Huaneng Group  holds a 10.78% direct equity interest in the Company, a 3.27% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), and a 0.51% indirect equity interest in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group).

The relationship between the Company and Huaneng Group is as follows:

*	Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC.

*	Huaneng Group holds a 10.78% direct interest in the Company. It also holds 3.27% and 0.51% interest in the Company through Hua Neng HK (its wholly owned subsidiary) and China Huaneng Finance Corporation Limited (its controlling subsidiary), respectively.

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates) constitute connected transactions of the Company, subject to the relevant disclosures and/or independent shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

SUPPLEMENTAL AGREEMENT TO THE HUANENG FRAMEWORK AGREEMENT

On 30 July 2015, the Company and Huaneng Group entered into the Supplemental Agreement to the Huaneng Group Framework  Agreement. Commencing on 1 January 2015, the Supplemental Agreement to the Huaneng Group Framework Agreement constitute the framework agreement for accepting the entrusted sale services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates. The term of the Supplemental Agreement to the Huaneng Group Framework Agreement shall commence on 1 January 2015 and expiring on 31 December 2015.

Under the terms of the Supplemental Agreement to the Huaneng Group Framework Agreement, the provision of entrusted sale services is the entrustment by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates with respect to the use of power generation quota for substituted power generation by Huaneng Group and its subsidiaries and associates. The prices/

fees for accepting the entrustment for sale shall be agreed and confirmed by both parties negotiated on arm’s length terms, taking into account the then prevailing market conditions but in any event at terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of services.

The Company and its subsidiaries will sign necessary written agreement(s) on detailed transaction(s) with Huaneng Group and its subsidiaries and associates within the range set by the above-stated supplemental agreement according to actual conditions, and pay and/or receive the relevant prices/ fees based on the agreed method set forth in the relevant agreement(s). Settlement of substituted power generation transaction will be for Huaneng Group and its subsidiaries and associate who had used the power generation quota of the Company and its subsidiaries to settle with the power grid company before paying the differences in the compensation to the Company and its subsidiaries.

During the period from 1 January 2015 to 30 June 2015, the aggregate transaction amount of power generation quota of the Company and its subsidiaries used by Huaneng Group and its subsidiaries and associated for substituted power generation amounted to RMB77 million (unaudited). For 2015, the transaction amount with respect to the entrusted sale services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates is estimated to be RMB400 million. Such cap is estimated on the basis of the existing overall business scale and operation of relevant parties, anticipated power sold, substituted tariff and development of such transaction as deemed reasonable by the Company and subsidiaries.

PURPOSE OF CONTINUING CONNECTED TRANSACTION

In order to thoroughly abide by the strategies on power conservation and emission reduction of the State, to reduce the costs and to boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions with power plants in places (mainly in Yunan areas) where they are located (including connected persons and non-connected persons). On aspect of substituted power generation, the advantage is that Huaneng Group and its subsidiaries and associates have relatively better co-operation relationship with the Company and its subsidiaries.

FAIRNESS OF THE CONTINUING CONNECTED TRANSACTION AND ITS IMPACT ON THE INDEPENDENCY OF THE COMPANY

The Supplemental Agreement to the Huaneng Group Framework Agreement was signed on normal commercial terms which are fair and reasonable, with the prices/ fees/ interests agreed and confirmed by both parties negotiated and concluded on arm's length terms, taking into account the then prevailing market conditions, and in any event the terms of the relevant supplemental agreement and the transaction under such supplemental agreement given to the Company and its subsidiaries by the Huaneng Group and its subsidiaries and associates shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of services. The Company and its subsidiaries will sign necessary written agreement(s) on detailed transaction(s) with Huaneng

Group and its subsidiaries and associates within the range set by the above-stated supplemental agreement according to actual conditions, and pay and/or charge the relevant prices/ fees based on the agreed method set forth in the relevant agreement(s).

The Company will, through the Supplemental Agreement to the Huaneng Group Framework Agreement and a series of risk management arrangements in accordance with the regulatory requirements, endeavour to maintain its independency in decision-making, the fairness of the prices and terms of the transactions as well as the right in transacting the connected transactions so as to alleviate the dependency on its controlling shareholder. Such arrangements shall include without limitation the Company’s right to make independent decisions as to the price and quantity of purchase and to access and obtain market information through various means so that the terms obtained by the Company from Huaneng Group will be no less favorable than those available from independent third parties.

Based on the above, the Company is of the opinion that the Supplemental Agreement to the Huaneng Group Framework Agreement and the continuing connected transaction under it is in the interests of the Company and the shareholders as a whole. Meanwhile, the Company has its complete business system and the ability to operate independently in the market. The Supplemental Agreement to the Huaneng Group Framework Agreement and the continuing connected transaction under it does not affect the independency of the Company.

MEASURES TO SAFEGUARD THE INTERESTS OF THE INDEPENDENT SHAREHOLDERS

Directors and senior management of the Company will monitor closely and review regularly each continuing connected transaction of the Company. The Company will adopt a series of risk management arrangements, and endeavour to maintain, in relation to each continuing connected transaction, the independence of the Company; the fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of the Company to conduct transactions with independent third parties other than Huaneng Group and its subsidiaries and associates. The relevant arrangements include:

•	the continuing connected transaction contemplated under the Supplemental Agreement to the Huaneng Group Framework Agreement is conducted on a non-exclusive basis;

•
provision of entrusted sale services is formulated in tandem with the “Twelfth Five Year” Plan of the State on energy conservation and emission reduction policies. Through the centralised coordination carried out by various regional government agencies or the management platform of power grid companies governing transactions in substituted power generation, the Company will conduct the transactions in accordance with the implementation rules governing substitution of power generation on the area(s) where such power plant(s) is/are located, having taken into account the status regarding the operation of generation units and the actual changes in the market;

•	the contract management department will strictly review contracts, the contract enforcement department will timely monitor the amount of connected transactions, and the relevant functional departments will supervise the compliance monitoring in production and operation.

BOARD CONFIRMATION

On 30 July 2015, the Eighth Meeting of the Eighth Session of the Board of Company has approved the Supplemental Agreement to the Huaneng Group Framework Agreement. Pursuant to Rule 14A.68(8) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Guo Junming, Liu Guoyue, Li Shiqi, Huang Jian and Fan Xiaxia, all being Directors of the Board of the Company and being regarded as having a material interest in the continuing connected transaction, abstained from voting on the board resolution relating to the entering of the Supplemental Agreement to the Huaneng Group Framework Agreement (and the transaction and the estimate of the relevant transaction amount contemplated thereunder). The resolution was voted by Directors who are not connected to the transaction.

The Board (including the independent non-executive Directors) is of the view that the Supplemental Agreement to the Huaneng Group Framework Agreement and the transaction and the estimate of the relevant transaction amount contemplated thereunder was entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transaction calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, the transaction contemplated under the Supplemental Agreement to the Huaneng Group Framework Agreement is therefore only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transaction in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of the continuing connected transaction. If the actual aggregate amount of such transaction for the year ending 31 December 2015 exceeds the above cap (i.e. RMB400 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

DEFINITIONS

“associates”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Company”	Huaneng Power International, Inc.;

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Directors”	the directors of the Company;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Group”	China Huaneng Group;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“PRC” or “China”	The People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Supplemental Agreement to the Huaneng Group Framework Agreement”
the “supplemental agreement to the framework agreement on the continuing  connected  transactions  for  2015  between  Huaneng Power International, Inc. and China Huaneng Group” entered into between the Company and Huaneng Group on 30 July 2015; and

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Zhang Shouwen
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue (Executive Director) Li Shiqi	Yue Heng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Geng Jianxin
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia (Executive Director) Mi Dabin	Xia Qing
(Non-executive Director)	(Independent Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
31 July 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming
Title:	Company Secretary

Date:     August 3, 2015